AXCAN PHARMA INC.

                                                     597, boul, Laurier
[LOGO OMITTED]                                       Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4


                                                     Tel.: (450) 467-5138
                                                     1 800 565-3255
                                                     Fax:  (450) 464-9979

                                                     www.axcan.com


SOURCE:                                                        AXCAN PHARMA INC.


TSX SYMBOL (Toronto Stock Exchange):                                         AXP


NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA


DATE:                                                          November 14, 2002
News Release for immediate distribution

              AXCAN DELIVERS RECORD PERFORMANCE FOR FISCAL 2002-
     SALES UP 27% TO $133 MILLION AND NET EARNINGS UP 82% TO $20.9 MILLION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced fiscal 2002 net revenue growth of 27% to $133.2 million and net earnings of $20.9 million, or $0.50 per share, representing 82% growth in net earnings and 61% growth in earnings per share, as compared to fiscal 2001 (all amounts stated in U.S. dollars).

The Company also reported fourth quarter fiscal 2002 net revenue growth of 34% to $38.3 million and net earnings of $6.9 million, or $0.15 per share, representing 58% growth in net earnings and 25% growth in EPS as compared to the same period in fiscal 2001.

"We are pleased to announce the completion of another strong quarter and fiscal year," said Leon Gosselin, President and Chief Executive Officer of Axcan. "Fiscal 2002 marked the achievement of numerous significant milestones. In addition, the continued leadership of our North American franchise in gastroenterology provided a foundation for future growth. Our scientific affairs group advanced significant product development projects, PHOTOFRIN and HELICIDE, for which we expect to obtain approval in various territories in 2003. As we progress into 2003, we remain focused on the growth of our core brands, the strength of our pipeline and the potential for additional acquisitions in North America and Europe."

HIGHLIGHTS OF THE QUARTER AND FISCAL 2002
-----------------------------------------

Axcan's fourth quarter culminated a year that was characterized by constant growth in revenue, earnings, and in market share for its key products as well as the acquisition of Enteris and Lacteol in France. These acquisitions will provide Axcan with the infrastructure and professional resources necessary to continue building its presence in France. The Company also experienced progress in the scientific development of products in its pipeline and acquired technologies it intends to develop to fuel its mid and long-term growth.

PRODUCT SALES
-------------

In fiscal 2002, revenues increased mainly due to growth in the Company's core brands: ULTRASE/VIOKASE, URSO 250, CANASA/SALOFALK. Key sales figures for fiscal 2002 are as follows:

    o   Sales of ULTRASE/VIOKASE amounted to $39.5 million, an increase of 4%;

    o   Sales of URSO 250 increased 15% to $30.2 million;

    o Sales of CANASA/SALOFALK amounted to $34.2 million, a 53% increase over the prior year;

    o Sales of PHOTOFRIN and other products in North America amounted to $13.6 million. The Company expects growth in PHOTOFRIN when the product is launched for the indication of high-grade dysplasia associated with Barrett's Esophagus, which is expected during fiscal 2003.


    Aside from increasing revenues from individual brands, the Company increased its sales in Europe. Sales of all products in Europe amounted to $15.7 million.


UPDATE ON THE RESEARCH AND DEVELOPMENT PORTFOLIO
------------------------------------------------

Axcan has 14 projects in development, of which two have competed clinical trials and are awaiting regulatory approval, eight are in Phase III/IV development and four are in pre-clinical development or in Phase I or II clinical trials. Below is an update of projects that management believes will support Axcan's growth:

PENDING APPROVALS
-----------------

PHOTOFRIN/PHOTOBARR A New Drug Application/Submission ("NDA/NDS") has been filed in the United States, Canada and Europe, for the treatment of high-grade dysplasia associated with Barrett's Esophagus. Approval is expected in fiscal 2003 in Canada and the United States, and in the second half of fiscal 2003 in Europe.

HELICIDE has been filed in the United States and Canada for the eradication of Helicobacter pylori. Following a non-approvable letter received from the U.S Food and Drug Administration in August 2002, the Company recently submitted an amendment to its New Drug Application. The amendment addressed FDA questions related to the non-approval including manufacturing issues at one of five manufacturing sites involved in the production of HELICIDE. Axcan is currently working with the FDA and the manufacturer in question to resolve all remaining issues.

Axcan anticipates Canadian approval during the first half of fiscal 2003 and United States approval in the latter part of fiscal 2003.

PHASE III/IV
------------

CANASA 500 mg suppositories pediatric study. As agreed with the FDA at the time of approval of this product candidate for commercialization in the United States, Axcan is conducting a Phase IV pediatric study on the use of CANASA suppositories in children for the treatment of active ulcerative proctitis. This 50-patient study should be completed in fiscal 2004.


                                                               AXCAN PHARMA INC.

MESALAMINE RECTAL GEL. Axcan recently in-licensed rights in North America to a new mesalamine rectal gel to be developed for the treatment of distal ulcerative colitis in North America. The Company will initiate a double-blind, randomized 180-patient Phase III study to assess the evolution of the clinical symptoms of the disease (Disease Activity Index). It will be supported by two 50-patient placebo studies. As previously announced, these studies will be initiated in the second quarter of fiscal 2003 with anticipated regulatory filings for approvals in the United States and Canada during the first half of fiscal 2004.

SALOFALK 750. Axcan is conducting a Phase III trial, for the Canadian market, on the efficacy of a new 750-mg mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. Axcan hopes to submit the results of this study for approval in Canada during the third quarter of fiscal 2003.

5-ASA 1 g SUPPOSITORIES. Axcan is also conducting Phase III trials in North America on a new formulation of mesalamine suppositories for the treatment of ulcerative proctitis. This 100-patient study evaluates the evolution of the clinical symptoms of the disease (Disease Activity Index). Filing is expected in the third quarter of fiscal 2003, and approval in the United States and Canada is anticipated in the second half of fiscal 2004.

URSO 500 (Primary Sclerosing Cholangitis). A Phase III trial on the efficacy of URSO 500 for the treatment of primary sclerosing cholangitis is being conducted at the Mayo Clinic and 6 other sites. This long-term trial financed by a $3.5-million grant from the National Institutes of Health will involve 150 patients. The trial should be completed in fiscal 2007.

PHOTOBARR II. With PHOTOFRIN now awaiting regulatory approval in 2003 for the treatment of high-grade dysplasia associated with Barrett's Esophagus, Axcan has decided to undertake an additional 5-year follow-up study with most of the 75 patients involved in the original clinical trials in order to track the effects of the treatment over a longer period of time.

HELICIDE 14-day regimen. Axcan plans to initiate a new HELICIDE clinical study in Europe, with a 14-day treatment duration instead of 10, without omeprazole. This new regimen, if proven as effective as the original 10-day therapy in eradicating the helicobacter pylori bacterium, could be offered as an alternative to markets in developing countries where significant cost containment is a priority.

VIOKASE 16. Axcan is completing a Phase III study on the efficacy of VIOKASE for the treatment of steatorrhea in patients suffering from pancreatic insufficiency. This cross-over, 30-patient trial should be completed by the end of fiscal 2003. The results will be used to file an NDA during the second half of fiscal 2003.

PRE-CLINICAL, PHASE I  AND II
-----------------------------

URSO 250 (Non alcoholic steatohepatitis). Results of this Phase II study conducted on 175 patients will be disclosed during the first quarter of fiscal 2003 and will be presented at the Digestive Disease Week Conference in Orlando, Florida in May 2003. Axcan does not intend to pursue Phase III trials for this indication with the URSO 250 formulation.

NCX-1000. NCX-1000 is being developed for the treatment of portal hypertension, a complication of chronic liver diseases. In animal models of liver inflammation, NCX 1000 was shown to be effective in reducing portal hypertension. It has been shown to facilitate the repair of injury to the gastrointestinal tract by stimulating mucus secretion and by regulating the blood flow in the capillaries feeding the wall of the gastrointestinal tract and the mucus membrane.


                                                               AXCAN PHARMA INC.

Axcan and its co-development partner, NicOx, intend to initiate Phase I clinical studies in the second quarter of fiscal 2003. Completion of Phase III studies should occur in fiscal 2007.

Ursodiol disulfate. Axcan is currently conducting a proof of concept study in rats, which is expected to be completed in the second quarter of fiscal 2003. If results are positive, the Company will initiate toxicity studies, followed by Phase I studies.

MODULON SR. Axcan and its partner, Labopharm, are developing a controlled-release formulation of Axcan's currently marketed product, MODULON, which is indicated for the treatment of irritable bowel syndrome. Pharmacokinetic and pharmacodynamic studies are scheduled to start shortly and should be completed in the second half of fiscal 2003.

Ursodiol bicarbonate. Axcan decided not to pursue development of this ursodiol formulation at this time in order to focus on its other ursodiol product candidates that have more significant intellectual property protection and offer greater commercial potential.

PHOTOFRIN   (early-stage   esophageal  cancer).   Axcan  decided  to  postpone
development of this new indication until after the launch of this product for the treatment of high-grade dysplasia associated with Barrett's Esophagus.

FOURTH QUARTER AND FISCAL 2002 RESULTS
--------------------------------------

Revenues for the fourth quarter ended September 30, 2002, amounted to $38.3 million compared to $28.5 million for the same period of the preceding year, a 34% increase. For the year ended September 30, 2002, revenues were $133.2 million compared to $104.5 million for fiscal 2001, an increase of 27%. This increase in revenue came almost equally from the United States and France. Following both acquisitions in France, revenue from Europe in the amount of $15.7 million include sales from Enteris, for 11 months, and sales from Lacteol, for 5 months. In the United States, CANASA rectal suppositories, marketed since April 2001, also contributed to the increase.

Cost of goods sold was $10.0 million for the three-month period ended September 30, 2002, compared to $6.9 million for the corresponding period in fiscal 2001. Cost of goods sold was $34.1 million for the year ended September 30, 2002, compared to $26.5 million for the preceding year. As a percentage of revenue, cost of goods sold increased to 26.1% for the three months ended September 30, 2002, from 24.4% for the corresponding period in the previous fiscal year. This increase was due primarily to increased sales in Europe where margins are lower than in the United States. For the year ended September 30, 2002, the cost of goods sold as a percentage of revenue was relatively stable for the same period of the preceding fiscal year at 25.6% and 25.4%, respectively.

Selling and administrative expenses were $13.2 million for the three months ended September 30, 2002, compared to $10.1 million for the three months ended September 30, 2001 and $50.5 million for the year ended September 30, 2002, compared to $39.1 million for the preceding year. These increases are mainly due to the additions made to the sales force in the United States and to increased marketing efforts on URSO 250 and CANASA suppositories in the United States. The inclusion of the selling and administrative expenses of Enteris and Lacteol also contributed to the increase.


                                                               AXCAN PHARMA INC.

Research and development expenses were $2.1 million for the three months ended September 30, 2002, compared to $1.5 million for the three months ended September 30, 2001 and $8.0 million for the year ended September 30, 2002, compared to $6.1 million for the previous year. During the fiscal year ended September 30, 2002, the Company completed the filing of new drug submissions on the use of PHOTOFRIN for the treatment of high-grade dysplasia associated with Barrett's Esophagus.

Financial expenses were $0.4 million for the three months ended September 30, 2002, compared to $0.3 million for the three months ended September 30, 2001, and $1.2 million for the year ended September 30, 2002, compared to $3.5 million for the year ended September 30, 2001. Financial expenses for the year ended September 30, 2001, were primarily attributable to interest paid on a loan of approximately $52 million used to acquire the 50% interest of Schwarz Pharma Inc. in the Axcan Urso LLC joint venture. This loan was reimbursed in fiscal 2001.

Amortization was $2.1 million for the three months ended September 30, 2002, compared to $3.1 million for the corresponding period of the preceding year and $7.6 million for the year ended September 30, 2002, compared to $12.0 million for the year ended September 30, 2001. The decrease results primarily from the change in accounting policies regarding goodwill and other intangible assets.

In 2001, the Canadian Institute of Chartered Accountants approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001, and addressing accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company has elected to early adopt these standards and since October 1, 2001, it no longer amortizes its goodwill and trademarks with infinite life. Rather, it evaluates goodwill and trademarks with infinite life for impairment annually. The effect of implementation was a reduction of amortization expense by $6.4 million for the year ended September 30, 2002 and by $1.6 million for the three-month period ended September 30, 2002.

Income taxes amounted to $3.9 million for the three months ended September 30, 2002, compared to $2.2 million for the corresponding period of the preceding year and $11.7 million for the year ended September 30, 2002, compared to $6.7 million for the year ended September 30, 2001. The effective tax rates were 36.0% in 2002 and 37.0% in 2001.

Net earnings were $6.9 million or $0.15 per share, for the three months ended September 30, 2002, compared to $4.4 million or $0.12 per share for the three months ended September 30, 2001, and $20.9 million or $0.50 per share, for the year ended September 30, 2002, compared to $11.5 million or $0.31 per share for the preceding year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 35.8 million for the year ended September 30, 2001, to 41.7 million for the year ended September 30, 2002, following public equity offerings in fiscal years 2001 and 2002.

For the year ended September 30, 2002, cash flow from operations was $35.3 million compared to $16.4 million for the preceding year. For the year ended September 30, 2002, Axcan used $3.3 million net cash for repayment of long-term debt and $4.4 million for capital expenditures. An equity financing completed in March 2002 through the issuance of shares resulted in $65.0 million in net cash, enabling the Company to maintain a high level of liquidity after using net cash in the amount of $31.3 million for the acquisition of Enteris and Lacteol. For the year ended September 30, 2002, cash and cash equivalents increased by $3.5 million to $20.0 million.


                                                               AXCAN PHARMA INC.

As at September 30, 2002, the balance sheet remains strong, with cash, cash equivalents and short-term investments of $80.7 million, working capital of $103.4 million, long-term debt of $4.6 million and shareholders' equity of $299.2 million.

On October 20, 2001, the Company signed a credit agreement with two Canadian chartered banks relative to a $55-million financing. The financing comprises a $15-million revolving operating facility renewable annually and a $40-million, 364-days, extendible revolving facility with a three-year term-out option maturing on October 15, 2005.

Axcan will hold a conference call to discuss fourth quarter and fiscal 2002 results on Thursday, November 14, at 4:30 P.M. EST. The telephone number to access the conference call is 1(888) 942-8126. A replay of the call will be available until Thursday, November 21, 2002. The telephone number to access the replay of the call is 1 (800) 558-5253 code: 21000868.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.
------------------------------------------------------------------------------

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the changes in the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The names CANASA, HELICIDE, MODULON, PHOTOFRIN, PHOTOBARR, SALOFALK, ULTRASE, URSO 250 and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc. or its affiliates.

INFORMATION:      David W. Mims
                  Executive Vice President and Chief Operating Officer
                  Tel: (205) 991-8085

or                Isabelle Adjahi
                  Director, Investor Relations
                  Tel: (450) 467-5138

                  www.axcan.com

                                                               AXCAN PHARMA INC.

  CONSOLIDATED BALANCE SHEETS (unaudited)
================================================================================

                                                     SEPTEMBER 30   SEPTEMBER 30
                                                         2002           2001
--------------------------------------------------------------------------------
  in thousands of U.S. dollars                            $              $

Assets
------
  Current assets
    Cash and cash equivalents                              20,005       16,541
    Short-term investments                                 60,740            -
    Accounts receivable                                    24,521       22,178
    Income taxes receivable                                   805          417
    Inventories                                            19,747       16,735
    Prepaid expenses and deposits                           1,895        1,803
    Future income taxes                                     6,335        3,335
--------------------------------------------------------------------------------
                                                          134,048       61,009
  Investments                                               2,348        2,579
  Property, plant and equipment                            20,105        8,241
  Intangible assets                                       180,553      154,343
  Goodwill                                                 29,342       19,710
  Future income taxes                                       2,456        3,221
  Deferred financial expenses                                 290            -
--------------------------------------------------------------------------------
                                                          369,142      249,103
================================================================================

Liabilities
-----------
  Current liabilities
    Accounts payable                                       27,499       16,113
    Income taxes payable                                    1,577          782
    Instalments on long-term debt                           1,336          103
    Future income taxes                                       269          453
--------------------------------------------------------------------------------
                                                           30,681       17,451
  Long-term debt                                            4,563          112
  Future income taxes                                      34,389       25,704
  Non-controlling interest                                    332          695
--------------------------------------------------------------------------------
                                                           69,965       43,962
.................................................................................

Shareholders' Equity
--------------------
  Equity component of purchase price                        2,704        2,704
  Capital stock                                           261,285      186,650
  Retained earnings                                        34,594       16,914
  Accumulated foreign currency translation adjustments        594       (1,127)
--------------------------------------------------------------------------------
                                                          299,177      205,141
--------------------------------------------------------------------------------
                                                          369,142      249,103
================================================================================


CONSOLIDATED CASH FLOWS (unaudited)
====================================================================================================================================

                                                                  THREE-MONTH PERIODS                          YEARS
                                                                  ENDED SEPTEMBER 30                    ENDED SEPTEMBER 30
                                                                   2002              2001               2002               2001
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                     $                 $                   $                 $

Operations
----------
   Net earnings                                                    6,910             4,361              20,868            11,472
   Non-cash items
     Non-controlling interest                                       (133)             (249)               (363)             (249)
     Amortization of deferred financial expenses                     247                 -                 247                 -
     Other amortization                                            2,121             3,091               7,613            12,032
     Gain on disposal of assets                                        -                 -                   -              (141)
     Foreign currency fluctuation                                    301               137                 507               102
     Future income taxes                                             163             2,561               2,187             2,515
     Investment tax credits                                          254              (746)                  -              (746)
     Changes in working capital items                             (5,813)           (3,414)              4,266            (8,580)
   ---------------------------------------------------------------------------------------------------------------------------------


   Cash flows from operating activities                            4,050             5,741              35,325            16,405
   .................................................................................................................................


Financing
---------
   Long-term debt                                                    575                 -               1,506                 -
   Repayment of long-term debt                                      (499)              (35)             (3,267)          (47,075)
   Non-controlling interest                                            -                (1)                  -               388
   Issue of shares                                                 3,020                67              69,876            33,302
   Share issue expenses                                             (170)              (14)             (4,837)           (2,333)
   ---------------------------------------------------------------------------------------------------------------------------------


   Cash flows from financing activities                            2,926                17              63,278           (15,718)
   .................................................................................................................................


Investment
----------
   Acquisition of short-term investments                         (60,740)                -             (60,740)          (48,552)
   Disposal of short-term investments                                  -                 -                   -            58,339
   Acquisition of investments net of disposal                         (9)             (902)                369              (775)
   Acquisition of property, plant and equipment                   (2,066)             (513)             (2,873)           (2,391)
   Acquisition of intangible assets                                 (861)              (43)             (1,561)           (1,892)
   Deferred financial expenses                                      (537)                -                (537)                -
   Other                                                           1,363                 -               1,363                 -
   Net cash used for business acquisitions                             -                 -             (31,302)                -
   --------------------------------------------------------------------------------------------------------------------------------


   Cash flows from investment activities                         (62,850)           (1,458)            (95,281)            4,729
   .................................................................................................................................


   Foreign exchange gain (loss) on cash held
     in foreign currencies                                           (30)              (10)                142              (10)
   --------------------------------------------------------------------------------------------------------------------------------

   Net increase (decrease) in cash and
     cash equivalents                                            (55,904)            4,290               3,464             5,406
   Cash and cash equivalents, beginning of period                 75,909            12,251              16,541            11,135
   --------------------------------------------------------------------------------------------------------------------------------


   Cash and cash equivalents, end of period                       20,005            16,541              20,005            16,541
   =================================================================================================================================



CONSOLIDATED EARNINGS (unaudited)
====================================================================================================================================

                                                                THREE-MONTH PERIODS                               YEARS
                                                                ENDED SEPTEMBER 30                         ENDED SEPTEMBER 30
                                                                2002               2001                   2002               2001
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except per share amounts         $                   $                    $                     $

Revenue                                                        38,283             28,461                 133,175            104,549
.....................................................................................................................................

Cost of goods sold                                              9,974              6,931                  34,145             26,540
Selling and administrative expenses                            13,226             10,123                  50,522             39,101
Research and development expenses                               2,126              1,529                   8,025              6,129
------------------------------------------------------------------------------------------------------------------------------------
                                                               25,326             18,583                  92,692             71,770
------------------------------------------------------------------------------------------------------------------------------------

                                                               12,957              9,878                  40,483             32,779
.....................................................................................................................................

Financial expenses                                                368                334                   1,172              3,528
Interest income                                                  (369)              (154)                   (912)              (981)
Amortization                                                    2,121              3,091                   7,613             12,032
------------------------------------------------------------------------------------------------------------------------------------
                                                                2,120              3,271                   7,873             14,579
------------------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                   10,837              6,607                  32,610             18,200
Income taxes                                                    3,927              2,246                  11,742              6,728
------------------------------------------------------------------------------------------------------------------------------------

Net earnings                                                    6,910              4,361                  20,868             11,472
====================================================================================================================================


Earnings per common share
    Basic                                                        0.15               0.12                    0.50               0.31
    Diluted                                                      0.15               0.12                    0.49               0.31
====================================================================================================================================

Weighted average number of common shares
      Basic                                                44,853,995         38,408,723              41,664,510         35,832,198
      Diluted                                              45,611,602         39,171,937              42,527,500         36,531,052




CONSOLIDATED RETAINED EARNINGS (unaudited)
====================================================================================================================================

                                                              THREE-MONTH PERIODS                               YEARS
                                                              ENDED SEPTEMBER 30                          ENDED SEPTEMBER 30
in thousands of U.S. dollars                                  2002                 2001                   2002               2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                               $                    $                      $                  $
Balance, beginning of period                                   27,909             12,585                  16,914              7,195
Net earnings                                                    6,910              4,361                  20,868             11,472
Share issue expenses                                             (225)               (17)                 (3,188)            (1,452)
Cumulative dividends                                                -                (15)                      -               (301)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                         34,594             16,914                  34,594             16,914
====================================================================================================================================

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
================================================================================
in thousands of U.S. dollars, except per share amounts

1. Significant accounting policies

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2001, except for the amortization of goodwill and other intangible assets as describe below. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.


2. Changes in accounting policies

Business combination
In 2001, the Canadian Institute of Chartered Accountants (CICA) approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001 and addressing the accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company has elected to early adopt and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with infinite life, but evaluates goodwill and trademarks with infinite life for impairment at least annually. Intangible assets with finite life will continue to be amortized over their estimated useful life. These standards are the same ones used in the United States.

Following the adoption of these new standards, the intangible assets of the Company are distributed as follows:



                                                                                         SEPTEMBER 30, 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                                                         Cost             amortization            Net
-----------------------------------------------------------------------------------------------------------------------------
Trademarks, trademark licences and manufacturing                           $                    $                  $
rights with a:
  Finite life                                                          106,375               15,679             90,696
  Infinite life                                                        102,275               12,418             89,857

-----------------------------------------------------------------------------------------------------------------------------
                                                                       208,650               28,097            180,553
=============================================================================================================================

                                                                                         SEPTEMBER 30, 2001
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                                                         Cost             amortization            Net
-----------------------------------------------------------------------------------------------------------------------------
Trademarks, trademark licences and manufacturing                           $                    $                  $
rights with a:
  Finite life                                                          104,334               10,678             93,656
  Infinite life                                                         73,105               12,418             60,687
-----------------------------------------------------------------------------------------------------------------------------
                                                                       177,439               23,096            154,343
=============================================================================================================================




The following table presents the matching of net earnings and basic earnings per share as reported for the prior year and corresponding information recalculated as a result of applying the new standards.


                                                        THREE-MONTH PERIODS                            YEARS
                                                         ENDED SEPTEMBER 30                      ENDED SEPTEMBER 30
                                                      2002               2001                 2002               2001
-----------------------------------------------------------------------------------------------------------------------------
                                                          $                  $                   $                   $

Net earnings                                            6,910              4,361               20,868             11,472
  Add:  Amortization                                        -              1,112                    -              4,448
-----------------------------------------------------------------------------------------------------------------------------
Adjusted net earnings                                   6,910              5,473               20,868             15,920
=============================================================================================================================

Basic earnings per share

Net earnings                                             0.15               0.12                 0.50               0.31
  Add:  Amortization                                        -               0.03                    -               0.13
-----------------------------------------------------------------------------------------------------------------------------
Adjusted net earnings                                    0.15               0.15                 0.50               0.44
=============================================================================================================================

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
================================================================================
in thousands of U.S. dollars, except per share amounts

2. Changes in accounting policies (Continued)

Interim financial statements
The Company adopted retroactively the CICA recommendations on the presentation of interim financial statements. The new recommendations require the presentation of a statement of retained earnings and minimal disclosures including the basis of presentation. These new recommendations also require the presentation of a comparative balance sheet as of the end of the preceding fiscal year of the Company.

3. Business acquisitions

On November 7, 2001, the Company acquired all the outstanding shares of Laboratoires Enteris S.A.S. a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $23,000,840 was paid in cash.

On April 17, 2002, the Company acquired all the outstanding shares of Laboratoires du Lacteol du Docteur Boucard S.A. of France and certain related assets. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $13,137,613, was paid with the issuance of 365,532 common shares of the Company and $8,378,728 in cash.


Net assets acquired at the attributed values                               $
    Assets
      Cash and cash equivalents                                               77
      Other working capital items                                          7,323
      Property, plant and equipment                                        9,433
      Intangible assets                                                   29,175
      Goodwill                                                             9,632
      Future income taxes                                                    656
      Other assets                                                         1,363
--------------------------------------------------------------------------------
                                                                          57,659
.................................................................................
    Liabilities
      Accounts payable                                                     8,215
      Long-term debt                                                       6,922
      Future income taxes                                                  6,384
--------------------------------------------------------------------------------
                                                                          21,521
--------------------------------------------------------------------------------
                                                                          36,138
================================================================================
    Consideration
      Cash                                                                31,379
      Common shares issued                                                 4,759
--------------------------------------------------------------------------------
                                                                          36,138
================================================================================
Net cash used for business acquisitions                                   31,302
================================================================================



4. Segmented information

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
================================================================================
in thousands of U.S. dollars, except per share amounts

4. Segmented information (Continued)

The Company operates in the following geographic segments:




                                                            THREE-MONTH PERIODS                                YEARS
                                                             ENDED SEPTEMBER 30                          ENDED SEPTEMBER 30
                                                           2002                  2001                  2002                  2001
------------------------------------------------------------------------------------------------------------------------------------
                                                             $                     $                  $                     $

Revenue
    Canada
      Domestic sales                                              4,728              3,941                17,413             18,485
      Foreign sales, mainly in the United States                  7,993              3,577                22,623             11,950
    United States
      Domestic sales                                             27,531             23,476               100,088             79,289
      Foreign sales                                                  93                207                   520                481
    Europe and other                                              7,080             (1,331)               16,730              7,109
    Inter-segment                                                (9,142)            (1,409)              (24,199)           (12,765)
------------------------------------------------------------------------------------------------------------------------------------
                                                                 38,283             28,461               133,175            104,549
====================================================================================================================================


Earnings before financial expenses, interest income, amortization and income taxes
    Canada                                                        1,730              2,268                 7,302              5,211
    United States                                                10,159              7,183                31,640             25,861
    Europe and other                                              1,068                427                 1,541              1,707
------------------------------------------------------------------------------------------------------------------------------------
                                                                 12,957              9,878                40,483             32,779
====================================================================================================================================

Amortization
    Canada                                                          573                314                 1,570              1,092
    United States                                                   819              2,413                 3,890              9,479
    Europe and other                                                729                364                 2,153              1,461
------------------------------------------------------------------------------------------------------------------------------------
                                                                  2,121              3,091                 7,613             12,032
====================================================================================================================================


5. Earnings per common share

The following is the detail of the denominators of the basic and diluted earnings per common share computations:


                                                            THREE-MONTH PERIODS                                YEARS
                                                             ENDED SEPTEMBER 30                          ENDED SEPTEMBER 30
                                                          2002                 2001                   2002                 2001
------------------------------------------------------------------------------------------------------------------------------------

Weighted average number of common
    shares outstanding                                       44,853,995         38,408,723            41,664,510         35,832,198
Effect of dilutive stock options                                533,014            527,504               660,970            449,478
Effect of dilutive equity component of
    purchase price                                              224,593            235,710               202,020            249,376
------------------------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number of
    common shares outstanding                                45,611,602         39,171,937            42,527,500         36,531,052
====================================================================================================================================


                                                                                                  SEPTEMBER 30         SEPTEMBER 30
                                                                                                      2002                  2001
------------------------------------------------------------------------------------------------------------------------------------

Number of commom shares outstanding at the end of the quarter                                         44,863,198         38,142,133
====================================================================================================================================